CrowdFunder, Inc.

875 Dellwood Avenue

Boulder, CO 80304

June 23, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Mark P. Shuman

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

Re:	CrowdFunder, Inc.
Registration Statement on Form S-1
File No. 333-147918

Dear Mr. Shuman:

On behalf of CrowdFunder, Inc. (the “Company”), we hereby request acceleration of the effective date of the above-referenced registration statement to June 25, 2008 at 3:00 p.m. (Eastern Standard Time), or as soon as practicable thereafter.

In connection with our request for acceleration, we hereby acknowledge the following:

(a)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)           the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me.  Thank you.

Very truly yours,

/s/ Mark H. Kreloff

Mark H. Kreloff
Chief Executive Officer, Chief Financial Officer,
Treasurer, Secretary and Director

cc:        Adam J. Agron